Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Organicell Regenerative Medicine, Inc. on Amendment #1 to Form S-1 of our report dated February 5, 2021 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audits of the consolidated financial statements of Organicell Regenerative Medicine, Inc. as of October 31, 2020 and 2019 and for the years ended October 31, 2020 and 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Fort Lauderdale, FL

December 14, 2021